Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, March 06, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 27 to March 03, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27/02/2023	294,518	59.100185	17,406,068.29	XPAR
27/02/2023	120,000	59.104996	7,092,599.52	CEUX
27/02/2023	15,000	59.100758	886,511.37	TQEX
27/02/2023	10,000	59.105306	591,053.06	AQEU
28/02/2023	293,039	58.934600	17,270,136.25	XPAR
28/02/2023	120,000	58.945056	7,073,406.72	CEUX
28/02/2023	15,000	58.947247	884,208.71	TQEX
28/02/2023	10,000	58.949276	589,492.76	AQEU
01/03/2023	297,976	58.364688	17,391,276.27	XPAR
01/03/2023	120,000	58.360480	7,003,257.60	CEUX
01/03/2023	15,000	58.364069	875,461.04	TQEX
01/03/2023	10,000	58.362759	583,627.59	AQEU
02/03/2023	295,513	58.662321	17,335,478.47	XPAR
02/03/2023	120,000	58.660096	7,039,211.52	CEUX
02/03/2023	15,000	58.656002	879,840.03	TQEX
02/03/2023	10,000	58.654352	586,543.52	AQEU
03/03/2023	293,922	58.811045	17,285,859.97	XPAR
03/03/2023	120,000	58.833175	7,059,981.00	CEUX
03/03/2023	15,000	58.838476	882,577.14	TQEX
03/03/2023	10,000	58.829249	588,292.49	AQEU
Total	2,199,968	58.775802	129,304,883.30

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com